NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2016	2015	2014	2013	2012

Pretax income from continuing operations before income from equity investees	$239,506	$208,386	$191,289	$155,631	$117,333

Add:
Fixed charges (excluding capitalized interest)	96,168	89,973	85,514	85,912	83,937
Distributed income from equity investees	—	—	—	—	8,239

Pretax earnings from operations, as adjusted	$335,674	$298,359	$276,803	$241,543	$209,509

Fixed Charges:
Interest on indebtedness	$89,057	$84,080	$80,370	$79,175	$76,153
Capitalized interest	1,738	2,383	1,628	1,369	1,540
Amortization of net discount relating to indebtedness	1,246	1,100	1,238	3,188	4,975
Amortization of interest rate hedges	2,802	1,902	1,129	438	231
Amortization of deferred charges	3,063	2,891	2,777	3,111	2,578

Fixed charges	$97,906	$92,356	$87,142	$87,281	$85,477

Ratio of net earnings to fixed charges	3.43	3.23	3.18	2.77	2.45

Fixed charges	$97,906	$92,356	$87,142	$87,281	$85,477
Preferred stock dividends	38,623	35,434	35,434	27,923	17,428

Combined fixed charges and preferred stock dividends	$136,529	$127,790	$122,576	$115,204	$102,905

Ratio of earnings to combined fixed charges and preferred stock dividends	2.46	2.33	2.26	2.10	2.04